July 17, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-7010
Attention:     H. Christopher Owings, Assistant Director

Re:	Quicksilver Gas Services LP Amendment No. 3 to Registration Statement on Form S-1 Filed February 12, 2007 File No. 333-140599
Ladies and Gentlemen:
     We have received your letter dated July 5, 2007, pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Amendment No. 2 to the Registration Statement on Form S-1 that we filed with the SEC on February 12, 2007 (File No. 333-140599) (the “Registration Statement”). In response to those comments, (a) we have filed today Amendment No. 3 to the Registration Statement, and (b) we are submitting this response letter to you.
     Please note that in addition to changes we have made in response to the Staff’s comments, Amendment No. 3 reflects several changes in the terms of the transactions described in our Registration Statement. The implied midpoint yield on our common units has been decreased from 6.75% to 6.0%, resulting in (i) an increase in the total number of units that we plan to offer to the public from 4,375,000 to 5,000,000, and (ii) changes in the allocation of units among Quicksilver (our parent company) and the Private Investors described in our disclosure. The change in the yield also resulted in a reduction of the minimum quarterly distribution to each unitholder from $1.35 to $1.20 per unit. Also, we have increased the overall offering size from $87.5 million to $100 million.
     For your convenience, the comments contained in your letter are set forth below verbatim in italicized text. Our responses appear below in the plain text following the copies of your comments.
General
1.	Your amendment was filed with significant changes not marked. Please ensure that all changes are marked in your next amendment as required by Regulation C. For example,

Securities and Exchange Commission
Division of Corporation Finance
July 17, 2007

your revised disclosures in your Use of Proceeds and your Capitalization sections of your prospectus contain significant changes that are not marked.

Response:	We acknowledge the Staff’s comment and will ensure that Amendment No. 3 is marked to show all changes from Amendment No. 2.
Summary, page 1
2.	We note your response to comment 2 in our letter dated April 26, 2007. We note that several of your disclosures appear to be your conclusions based upon industry data. For example, on page 71 your statement “Although the natural gas reserves in the United States have increased overall in recent years, a corresponding increase in production has not been realized,” appears to be your interpretation of the data provided by the Energy Information Administration. See also, your indication that “improved drilling and production techniques” have resulted in substantially increase natural gas production from the Barnett Shale formation. In such cases, please indicate in your disclosures that the statement is your belief or your conclusion based on industry data.

Response:	We have revised the disclosure accordingly. Please see pages 74, 84 and 86.
Formation Transactions and Partnership Structure, page 4
3.	We note your response to comment 3 in our letter dated April 26, 2007. We reissue our prior comment in part. Please provide a clearer disclosure of adjustments of shares for reimbursements to Quicksilver for funds advance by it for capital expenditures. Specifically, please explain how these adjustments are being calculated and what formula, if any, determines how many units will be issued. Also, please be more specific in your reference to “as described below” when you refer readers to the adjustments that will need to be made.

Response:	Previously, we had anticipated a potential need to change the allocation of units between our parent company, Quicksilver, on the one hand, and the Private Investors referred to in our disclosure, on the other hand, as a result of Quicksilver’s continuing capital contributions made in order to fund our capital expenditures, without proportional funding from the Private Investors. However, based on our currently anticipated timing of the closing of our unit offering, and our current capital expenditure budget, we no longer anticipate any significant capital expenditures prior to that closing. Consequently, we do not currently anticipate the need for further capital contributions prior to that closing, and we do not anticipate any need to change the allocation of units to be issued upon closing of the offering to Quicksilver and the Private Investors. Nevertheless, if our units offering were delayed beyond the time of any significant future capital

Securities and Exchange Commission
Division of Corporation Finance
July 17, 2007

expenditure, resulting in additional capital contributions from Quicksilver, without a proportionate capital contribution from the Private Investors, that unit allocation between Quicksilver and the Private Investors would change again, and we would update our disclosure accordingly. In any event, we do not anticipate the need to change such allocation at any time between the marketing of our units and the closing of our offering. We have revised the disclosure on pages 4-5, 74-75, 106 and 132 accordingly.
Capitalization, page 38
4.	Please expand the table as well as your pro forma presentations elsewhere in the document to disclose the number of units (common, subordinated and general partner) issued and outstanding.

Response:	We have revised the disclosure in the table accordingly. Please see pages 38, 47, 56 and F-3.
Quicksilver Gas Services LP, Unaudited Pro Forma Available Cash, page 46
5.	Please expand the table to show the line item Pro forma Adjusted EBITDA.

Response:	We have revised the table to show Pro forma EBITDA. As we discussed with the Staff, we believe that our definition of EBITDA complies with Regulation G, and therefore the term “Adjusted” in the title would not be appropriate. Please see page 47.
6.	Please explain why the committed interest rate under the revolving credit facility is 8.85% in adjustment (5) and 7.85% in adjustment (6). Explain your basis for using a different margin and revise your disclosure as appropriate.

Response:	We have revised the disclosure to clarify that the committed interest rate for the revolving credit facility is 7.85% and that the committed interest rate for the $50 million subordinated note payable to Quicksilver is 8.85%. Please see page 48.
7.	We note you will issue a subordinated note to Quicksilver in the amount of $50.0 million for capital expenditures and return on investment capital. Please explain why interest has not been calculated on the full amount of the note. Further, please explain how you were able to conclude the adjustment reflecting repayment of the debt was factually supportable if the proceeds are not pursuant to a firm commitment from the underwriter and your use of proceeds from the underwriters’ option towards repayment of the subordinated notes is discretionary.

Securities and Exchange Commission
Division of Corporation Finance
July 17, 2007

Response:	We acknowledge the Staff’s comment and have revised the disclosure to calculate interest on the full $50 million amount of the note for the entire twelve-month period. Also, the disclosure has been revised to reflect that no cash proceeds from the possible exercise of the underwriters’ option to purchase additional units has been assumed. Please see page 47.
8.	We note you have assumed borrowings from your credit facility of over $80 million for each of the pro forma periods presented. You state in your response to comment 10 that the drawdown is based on the commitment letter from your lender. Based on your disclosure under adjustment (10) it is not evident that the facility for which you have received a commitment would permit borrowings in the amounts you have shown without violating the financial ratio covenants and possibly being in default under the credit agreement. Further, you disclose on page 38 under Capitalization that you expect to have only $40 million available under the revolving credit facility following the closing of the offering. Please advise us how you were able to factually support borrowings under the facility for which you have a commitment in the amounts reflected in the pro forma presentation or revise your presentation accordingly.

Response:	We acknowledge the Staff’s comment and have revised the disclosure to reflect that we had borrowed $0.3 million as of the beginning of each of the twelve-month periods ended December 31, 2006 and March 31, 2007 pursuant to the formation transactions. No additional borrowing on the revolving credit facility has been assumed. Please see page 47.
Financial Forecast for the Twelve Months Ending June 30, 2008, page 48
Assumptions and Considerations, page 51
9.	We note the increased gathering volumes estimated for the twelve months ending June 30, 2008 decreased to a “net” contribution of 61 MMcf/d from 193 wells from your previously disclosed contribution of 150 MMcf/d from the 275 wells expected to be drilled. Please expand to explain what you are netting.

Response:	We have deleted the word “net” from the disclosure. The decrease from 275 wells to 193 wells was due to the fact that we previously disclosed the number of wells to be drilled over an 18-month period (January 1, 2007 through June 30, 2008), whereas the current disclosure covers the 12-month period ending June 30, 2008. In addition, in Amendment No. 3 we have updated our estimate of wells expected to be connected during the twelve months ended June 30, 2008 to 227 wells. We also updated volume estimates for the second quarter of 2007 and the twelve months ended June 30, 2008. Please see page 52.

Securities and Exchange Commission
Division of Corporation Finance
July 17, 2007

10.	Please refer to comment 13 in our letter dated April 26, 2007. We note your response that you believe cash amounts related to the Equity Plan are immaterial. As previously requested, please expand your disclosure to explain why you are assuming no cash distributions and only non-cash expense associated with any units that may be awarded under the Equity Plan. If you are assuming that any amounts or cash distributions associated with the Equity Plan are immaterial to your forecasted results and estimated cash available for distribution, disclose the basis for that assumption.

Response:	We acknowledge the Staff’s comment, and have expanded the disclosure accordingly. Please see pages 52-53.
11.	Reference is made to your responses to comments 14 and 15 of our letter dated April 26, 2007. We note you have revised your budgeted amount of expenditures to $152.8 million of which you now indicate $83.1 million in expenditures are estimated to be made during the twelve-month period ending June 30, 2008. Please illustrate to us and disclose, in a table, the following information:
•	the dollar amount budgeted for each item comprising your budgeted capital expenditures totaling $152.8 million,

•	the amount budgeted for each item for the six months ended June 30, 2007,

•	the amount budgeted for each item for the twelve months ended June 30, 2008 and

•	the remaining amount budgeted for the six months ending December 31, 2008.
Include a separate line item for the amounts budgeted, disclose the well connects for each period showing the number of estimated well connects and the budgeted amount at an average of $150,000 per well connect as previously disclosed or the revised amount if the average estimated cost has changed. Please disclose the estimated amount of the average cost of each new well connect to your system.

Response:	We have revised the disclosure to include a table reflecting the information as requested by the Staff’s comment. In addition, we have revised all well connect and budgeted expenditures to reflect revised current estimates. Please see page 54.
Quicksilver Gas Services LP
Unaudited Pro Forma Combined Financial Statements, page F-2
12.	Please tell us how you determined the amount of $2,645,102 in interest expense reflected under adjustment (j) for the debt issuance costs, revolving credit facility and subordinated note payable to Quicksilver. We would expect more interest expense based on the committed interest rate and debt outstanding for the year.

Securities and Exchange Commission
Division of Corporation Finance
July 17, 2007

Response:	We have revised the pro forma adjustment to reflect interest expense on the $50.0 million subordinated note payable to Quicksilver and the $0.3 million balance on the revolving credit facility. Please see pages F-4, F-5 and F 7-8.
13.	Please expand your disclosure of pro forma adjustments 2(a) and 2(b) to indicate the factual support for your intention to sell the pipeline and gathering assets as well as your receipt of the estimated capital contribution of $10.6 million from Quicksilver.

Response:	We have expanded the disclosure in adjustment 2(a) to state that the sale of pipeline and gathering assets to Quicksilver has been effected through a written assignment. In addition, we have revised our disclosure in adjustment 2(b) to reflect the actual capital contributions of $20.8 million by Quicksilver subsequent to March 31, 2007. Please see pages F-6 and F-7.
Quicksilver Gas Services Predecessor
Combined Balance Sheets, page F-10
Combined Statements of Cash Flows, page F-12
14.	Please tell us what consideration you gave to SFAS 154, Accounting Changes in determining that your revisions related to the amounts due from the parent for services provided were more appropriately reflected as reclassifications and not a correction of an error in the presentation of the related party transactions.

Response:	As the combined balance sheets and combined statements of cash flows are the carved-out financial statements of a business activity for which separate operating bank accounts were not maintained, significant judgment is required in preparing these combined financial statements, and particularly the combined statement of cash flows. Initially, we prepared what we considered a logical and reasonable presentation for amounts due from the parent attributable to business activities in historical periods before operating bank accounts were established. However, through discussion with the Staff, we learned that the Staff holds a different view on the presentation, which we believe is also acceptable and reasonable under our circumstances. Therefore, we have reclassified certain amounts in the combined balance sheets and statements of cash flows to reflect the Staff’s view, and made what we believe are appropriate disclosures. Given the judgment required to prepare carved-out financial statements for periods before operating bank accounts for this business activity were established, we understand there can be diverse views and therefore we do not believe this is a correction of an error in the combined financial statements previously filed.

Securities and Exchange Commission
Division of Corporation Finance
July 17, 2007

While the effects of the reclassifications have been fully disclosed in the notes to the combined financial statements, we also considered Securities Exchange Commission Accounting Bulletin Topic 1.M.1-Assessing Materiality. We concluded that the change was immaterial as there was not a substantial likelihood that the total mix of information provided was significantly altered. We further concluded that (a) there was no intention to mislead or misstate any information in the financial statements, (b) the change did not affect earnings or cash flows from operations, (c) the change did not affect compliance with regulatory or contractual requirements, and (d) the offset of the receivable from our parent against the Net Parent Equity would not affect an investor’s perception of our overall financial position or cash flows.
Note 4. Related Party Transactions, page F-18
15.	Please revise to describe the “Other” general and administrative — parent charges here and on page F-29.

Response:	We have revised the disclosure accordingly. Please see pages F-19 and F-29.
16.	Net income for the year ended December 31, 2006 disclosed in the table on page F-19 is $2,281,586 which is different from net income shown in the financial statements of $2,421,360. Please revise as appropriate.

Response:	We have revised the disclosure to clarify that the amount on page F-19 is the parent’s share of net income. Please see page F-19.
* * * *

Securities and Exchange Commission
Division of Corporation Finance
July 17, 2007

     We are filing this letter and Amendment No. 3 to the Registration Statement today via EDGAR.
     If you have any further comments, please contact the undersigned by telephone at (817) 665-4939 or by fax at (817) 665-5004, with a copy to Michael O’Leary of Andrews Kurth LLP, by fax at (713) 238-7130. We thank you in advance for your prompt consideration of our responses.

Very truly yours, QUICKSILVER GAS SERVICES LP
By:	QUICKSILVER GAS SERVICES GP LLC, its general partner

By:	/s/ John C. Cirone
John C. Cirone

Enclosures

cc:	Scott Anderegg, SEC
Michael Moran, SEC
Donna DiSilvio, SEC
Mara Ransom, SEC
G. Michael O’Leary, Andrews Kurth LLP
Henry Havre, Andrews Kurth LLP
D. Alan Beck, Jr., Vinson & Elkins L.L.P.
Alan P. Baden, Vinson & Elkins L.L.P.